UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          ACCESS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   00431M100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Adam Eilenberg, Esq.
                    Ehrenreich Eilenberg Krause & Zivian LLP
                        11 East 44th Street, 11th Floor
                               New York, NY 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 00431M100                      13D


1    Name of Reporting Persons                                Howard P. Milstein
     S.S. or I.R.S. Identification No.
     of Above Person

________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (A)  [X]
     of a Group                                                  (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds                                             OO,PF


________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

________________________________________________________________________________
6    Citizenship or Place of Organization                        USA

________________________________________________________________________________
               7    Sole Voting Power                            738,588

Number of Shares
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power                          0
by Each
Reporting
Person With    _________________________________________________________________
               9    Sole Dispositive Power                       738,588


              _________________________________________________________________
               10   Shared Dispositive Power                     0


________________________________________________________________________________
11   Aggregate Amount Beneficially                               738,588
     Owned by Each Reporting Person


________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares


________________________________________________________________________________
13   Percent of Class Represented                                12.2%
     Amount in Row (11)


________________________________________________________________________________
14   Type of Reporting Person                                    IN

CUSIP No. 00431M100                      13D


1    Name of Reporting Persons                                Edward L. Milstein
     S.S. or I.R.S. Identification No.
     of Above Person

________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (A)  [X]
     of a Group                                                  (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds                                             OO,PF


________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

________________________________________________________________________________
6    Citizenship or Place of Organization                        USA

________________________________________________________________________________
               7    Sole Voting Power                            0

Number of Shares
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power                          0
by Each
Reporting
Person With    _________________________________________________________________
               9    Sole Dispositive Power                       0


              _________________________________________________________________
               10   Shared Dispositive Power                     0


________________________________________________________________________________
11   Aggregate Amount Beneficially                               738,588
     Owned by Each Reporting Person


________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares


________________________________________________________________________________
13   Percent of Class Represented                                12.2%
     Amount in Row (11)


________________________________________________________________________________
14   Type of Reporting Person                                    IN

CUSIP No. 00431M100                      13D


1    Name of Reporting Persons                                Lloyd Constantine
     S.S. or I.R.S. Identification No.
     of Above Person

________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (A)  [X]
     of a Group                                                  (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds                                             OO,PF


________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

________________________________________________________________________________
6    Citizenship or Place of Organization                        USA

________________________________________________________________________________
               7    Sole Voting Power                            0

Number of Shares
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power                          0
by Each
Reporting
Person With    _________________________________________________________________
               9    Sole Dispositive Power                       0


              _________________________________________________________________
               10   Shared Dispositive Power                     0


________________________________________________________________________________
11   Aggregate Amount Beneficially                               738,588
     Owned by Each Reporting Person


________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares


________________________________________________________________________________
13   Percent of Class Represented                                12.2%
     Amount in Row (11)


________________________________________________________________________________
14   Type of Reporting Person                                    IN

CUSIP No. 00431M100                      13D


1    Name of Reporting Persons                                   Christine Ferer
     S.S. or I.R.S. Identification No.
     of Above Person

________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (A)  [X]
     of a Group                                                  (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds                                             OO,PF


________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

________________________________________________________________________________
6    Citizenship or Place of Organization                        USA

________________________________________________________________________________
               7    Sole Voting Power                            0

Number of Shares
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power                          0
by Each
Reporting
Person With    _________________________________________________________________
               9    Sole Dispositive Power                       0


              _________________________________________________________________
               10   Shared Dispositive Power                     0


________________________________________________________________________________
11   Aggregate Amount Beneficially                               738,588
     Owned by Each Reporting Person


________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares


________________________________________________________________________________
13   Percent of Class Represented                                12.2%
     Amount in Row (11)


________________________________________________________________________________
14   Type of Reporting Person                                    IN

CUSIP No. 00431M100                      13D


1    Name of Reporting Persons                                   Marcia Riklis
     S.S. or I.R.S. Identification No.
     of Above Person

________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (A)  [X]
     of a Group                                                  (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds                                             OO,PF


________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

________________________________________________________________________________
6    Citizenship or Place of Organization                        USA

________________________________________________________________________________
               7    Sole Voting Power                            0

Number of Shares
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power                          0
by Each
Reporting
Person With    _________________________________________________________________
               9    Sole Dispositive Power                       0


              _________________________________________________________________
               10   Shared Dispositive Power                     0


________________________________________________________________________________
11   Aggregate Amount Beneficially                               738,588
     Owned by Each Reporting Person


________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares


________________________________________________________________________________
13   Percent of Class Represented                                12.2%
     Amount in Row (11)


________________________________________________________________________________
14   Type of Reporting Person                                    IN

CUSIP No. 00431M100                      13D


1    Name of Reporting Persons                                   Linda Sincavage
     S.S. or I.R.S. Identification No.
     of Above Person

________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (A)  [X]
     of a Group                                                  (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds                                             OO,PF


________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

________________________________________________________________________________
6    Citizenship or Place of Organization                        USA

________________________________________________________________________________
               7    Sole Voting Power                            0

Number of Shares
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power                          0
by Each
Reporting
Person With    _________________________________________________________________
               9    Sole Dispositive Power                       0


              _________________________________________________________________
               10   Shared Dispositive Power                     0


________________________________________________________________________________
11   Aggregate Amount Beneficially                               738,588
     Owned by Each Reporting Person


________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares


________________________________________________________________________________
13   Percent of Class Represented                                12.2%
     Amount in Row (11)


________________________________________________________________________________
14   Type of Reporting Person                                    IN

CUSIP No. 00431M100                      13D


1    Name of Reporting Persons                                Eleanore Sniderman
     S.S. or I.R.S. Identification No.
     of Above Person

________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (A)  [X]
     of a Group                                                  (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds                                             OO,PF


________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

________________________________________________________________________________
6    Citizenship or Place of Organization                        USA

________________________________________________________________________________
               7    Sole Voting Power                            0

Number of Shares
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power                          0
by Each
Reporting
Person With    _________________________________________________________________
               9    Sole Dispositive Power                       0


              _________________________________________________________________
               10   Shared Dispositive Power                     0


________________________________________________________________________________
11   Aggregate Amount Beneficially                               738,588
     Owned by Each Reporting Person


________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares


________________________________________________________________________________
13   Percent of Class Represented                                12.2%
     Amount in Row (11)


________________________________________________________________________________
14   Type of Reporting Person                                    IN

CUSIP No. 00431M100                      13D


1    Name of Reporting Persons                                  Marvin Sniderman
     S.S. or I.R.S. Identification No.
     of Above Person

________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (A)  [X]
     of a Group                                                  (b)  [_]


________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds                                             OO,PF


________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

________________________________________________________________________________
6    Citizenship or Place of Organization                        USA

________________________________________________________________________________
               7    Sole Voting Power                            0

Number of Shares
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power                          0
by Each
Reporting
Person With    _________________________________________________________________
               9    Sole Dispositive Power                       0


              _________________________________________________________________
               10   Shared Dispositive Power                     0


________________________________________________________________________________
11   Aggregate Amount Beneficially                               738,588
     Owned by Each Reporting Person


________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares


________________________________________________________________________________
13   Percent of Class Represented                                12.2%
     Amount in Row (11)


________________________________________________________________________________
14   Type of Reporting Person                                    IN

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.


Item 2. Identity and Background.

     (a) The Reporting Persons are Howard P. Milstein, Edward L. Milstein, Lloyd Constantine, Christine Ferrer, Marcia Riklis, Linda Sincavage, Marvin Sniderman, and Eleanore Sniderman.

     (b) The business address of Messrs. Milstein is c/o, Douglas Elliman Commercial, 575 Madison Avenue, New York, New York 10022; the address of Lloyd Constantine is 10 West 66th Street, New York, New York 10022; the address of Christine Ferer is 1107 Fifth Avenue, New York, N Y 10128; the address of Marcia Riklis is 895 Park Avenue, New York, NY 10022; the address of Linda Sincavage is 123-40 83rd Avenue, Kew Gardens, NY 11415; and the address of Mr. and Ms. Sniderman is 5633 Callowhill St., Pittsburgh, PA 15206.

     (c)  Each of the reporting persons is a private investor.

     (d) None of the Reporting Persons has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the Reporting Persons are citizens of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

     In connection with a private placement of Common Stock of the Company in June 1998, the Reporting Persons acquired 166,666 shares of Common Stock at a price of $3.00 per share. The funds for the purchase were personal and the amount was $500,000.

     In connection with a private placement of Common Stock of the Company on July 20, 1999, the Reporting Persons acquired 500,000 shares of Common Stock at a price of $2.00 per share. The funds for the purchase were personal and the amount was $1,000,000.

     In connection with the July 1999 merger between the Company and Virolgix Corporation ("Virologix"), Mr. Milstein received 71,922 shares of Common Stock in exchange for his shares of Virologix common and preferred stock.

Item 4. Purpose of Transaction.

     Such acquisitions of securities were made for investment purposes.

     The Reporting Persons have no plans or proposals which would relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c)  a sale or transfer of a material amount of assets of the Company;

     (d) any change in the present board of directors or management of the Company;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j)  any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

     See Items 7 through 11 on the cover page

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Howard Milstein and the Issuer entered into subscription agreements and registration rights agreements in connection with the purchases of the shares of Common Stock. In addition, the Reporting Persons entered into an agreement among themselves regarding their ownership of the shares of Common Stock. The agreement provides for the beneficial ownership of shares by the members of the group as follows: Mr. Howard Milstein: 185,544 shares; Mr. Edward Milstein:
185,544 shares; Mr. Constantine: 25,000 shares; Mr. Sniderman: 66,667 shares; Ms. Ferer: 83,333 shares; Ms. Riklis: 125,000 shares; Ms. Sniderman: 62,500 shares; and Ms. Sincavage: 5,000 shares. The agreement also provides that Mr. Howard Milstein has sole voting power and dispositive power with regard to all of the shares of Common Stock.

Item 7. Materials to be Filed as Exhibits.

     Agreement Among the Reporting Persons, dated as of July 20, 1999.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:  As of July 20, 1999
         September 30, 1999                 /s/ Howard P. Milstein
                                            ----------------------------
                                            Howard P. Milstein